Exhibit 99

NEWS RELEASE

SHAW ANNOUNCES COURT OF QUEEN’S BENCH APPROVAL OF THE PLAN OF

ARRANGEMENT FOR THE PROPOSED BUSINESS COMBINATION WITH ROGERS

Calgary, Alberta (May 25, 2021) – Shaw Communications Inc. (“Shaw”) is pleased to announce the Court of Queen’s Bench of Alberta has issued a final order approving the previously announced plan of arrangement (the “Arrangement”) for the proposed business combination with Rogers Communications Inc. (“Rogers”).

The Arrangement remains subject to other customary closing conditions including approvals from several Canadian regulators. Shaw and Rogers intend to work cooperatively and constructively with the Competition Bureau, Innovation, Science and Economic Development Canada and the Canadian Radio-television and Telecommunications Commission in order to secure the requisite approvals. Subject to receipt of all required approvals and satisfaction of all closing conditions, the Arrangement is expected to be completed in the first half of 2022.

Contact Details

Investment community contact:

Shaw Investor Relations

investor.relations@sjrb.ca

Media contact:

Chethan Lakshman, VP, External Affairs

chethan.lakshman@sjrb.ca

(403) 930-8448

Cautionary Statement

This news release includes “forward-looking information” within the meaning of applicable securities laws relating to, among other things, the timing and anticipated receipt of required regulatory or other approvals, the ability of the parties to satisfy the other conditions to the closing of the Arrangement and the anticipated timing for closing of the Arrangement. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the above-mentioned proposed Arrangement is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, regulatory approvals. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The proposed transaction could be modified, restructured or terminated. In addition, if the transaction is not completed, and Shaw continues as an independent entity, there are risks that the announcement of the transaction and the dedication of substantial resources by Shaw to the completion of the transaction could have an impact on Shaw’s current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of Shaw.

A comprehensive discussion of other risks that impact Shaw can also be found in its public reports and filings which are available under its profile on SEDAR at www.sedar.com.

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

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